SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

EnerJex Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

292758208

(CUSIP Number)

Montecito Venture Partners, LLC

1205 Coast Village Road

Montecito, California 93108

Attention: R. Atticus Lowe

Telephone: (805) 653-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 292758208

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Montecito Venture Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER -

NUMBER OF		0
SHARES	8	SHARED VOTING POWER -
BENEFICIALLY
OWNED BY		4,176,312
EACH	9	SOLE DISPOSITIVE POWER -
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER -

		4,176,312

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,176,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.75% (1)
14	TYPE OF REPORTING PERSON

OO

(1) The percentage calculation is based upon an estimated 116,174,739 shares outstanding, based upon 40,404,740 shares of common stock of the issuer issued in connection with the merger with Black Raven Energy, Inc., which became effective on September 27, 2013. The final number of shares issuable as a result of the merger will not be determined until after the due date for this Schedule 13D.

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CUSIP No.: 292758208

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

R. Atticus Lowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER -

NUMBER OF		128,585
SHARES	8	SHARED VOTING POWER -
BENEFICIALLY
OWNED BY		4,176,312
EACH	9	SOLE DISPOSITIVE POWER -
REPORTING
PERSON		128,585
WITH	10	SHARED DISPOSITIVE POWER -

		4,176,312

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,304,897
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.86% (1)
14	TYPE OF REPORTING PERSON

IN, HC

(1) The percentage calculation is based upon an estimated 116,174,739 shares outstanding, based upon 40,404,740 shares of common stock of the issuer issued in connection with the merger with Black Raven Energy, Inc., which became effective on September 27, 2013. The final number of shares issuable as a result of the merger will not be determined until after the due date for this Schedule 13D.

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CUSIP No.: 292758208

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Lance W. Helfert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER -

NUMBER OF		53,577
SHARES	8	SHARED VOTING POWER -
BENEFICIALLY
OWNED BY		4,176,312
EACH	9	SOLE DISPOSITIVE POWER -
REPORTING
PERSON		53,577
WITH	10	SHARED DISPOSITIVE POWER -

		4,176,312

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,229,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.80% (1)
14	TYPE OF REPORTING PERSON

IN, HC

(1) The percentage calculation is based upon an estimated 116,174,739 shares outstanding, based upon 40,404,740 shares of common stock of the issuer issued in connection with the merger with Black Raven Energy, Inc., which became effective on September 27, 2013. The final number of shares issuable as a result of the merger will not be determined until after the due date for this Schedule 13D.

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The following constitutes Amendment No. 2 to the Schedule 13D filed by the Reporting Persons. This Amendment No. 2 amends the Schedule 13D as specifically set forth below. All other Items are unchanged.

ITEM 5.	Interest in Securities of the Issuer.

(a) Effective October 23, 2012, Montecito Venture Partners, LLC (MVP) made a liquidating distribution of the Issuer's common stock to certain of its members. After this liquidating distribution, the interests of the Reporting Persons are as follows:

Reporting Person	Number of Shares of Common Stock	Number of Shares of Series A Preferred Stock	Percentage of all Issuer's Outstanding Shares

MVP	4,176,312	2,417,660	3.59%
Helfert	4,229,889	2,417,660	3.64%
Lowe	4,304,897	2,417,660	3.71%

MVP directly owns 4,176,312 shares of common stock and 2,417,660 shares of Series A Preferred Stock, representing 3.59% of all of the Issuer's outstanding shares of common stock. The Principals may be deemed to share (and with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares.

Helfert directly owns 53,577 shares of common stock, representing 0.1% of all the Issuer’s outstanding shares, and Helfert indirectly owns 4,176,312 shares of common stock, representing 3.64% of the Issuer's outstanding shares, through his shared voting and/or dispositive power with respect to such shares, his ownership interests in MVP, and various ownership interest held by his children and/or trusts.

Lowe directly owns 128,585 shares of common stock, representing 0.1% of all the Issuer’s outstanding shares, and Lowe indirectly owns 4,176,312 shares of common stock, through his shares voting and/or dispositive power with respect to such shares MVP, representing 3.71% of all the Issuer’s outstanding shares.

Each Reporting Person disclaims beneficial ownership of such shares except to the extent of their pecuniary interests.

(b) The Reporting Persons no longer share amongst themselves voting and/or dispositive power with respect to the shares transferred as a result of the liquidating distributions referred to in Item 5(a).

MVP has the sole power to vote and dispose of the shares owned by it reported in Item 5(a).

Helfert has the sole power to vote and dispose of the 53,577 shares directly owned by him. Helfert may be deemed to share with his children the power to vote and dispose of the 249,166 shares owned by his children, and with MVP the 4,176,312 shares of common stock and 2,417,660 shares of Series A Preferred Stock owned by MVP.

Lowe has the sole power to vote and dispose of the 128,585 shares directly owned by him. Lowe may be deemed to share the power to vote and dispose of 4,176,312 shares of common stock and 2,417,660 shares of Series A Preferred Stock owned by MVP.

(c) Effective October 23, 2013, MVP made a liquidating distribution of 10,637,609 shares of Issuer's common stock to certain of its members. No consideration (other than the liquidated membership interests) was exchanged in this liquidating distribution.

(d) Not applicable.

(e) Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated October 28, 2013

Exhibit B – Power of Attorney dated October 28, 2013

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: November 4, 2013

MONTECITO VENTURE PARTNERS, LLC
R. ATTICUS LOWE
LANCE W. HELFERT

By:	/s/ Diana Pereira
Name:	Diana Pereira
Title:	Attorney-in-fact for each of the Principals and Reporting Person

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EXHIBIT INDEX

Exhibit A – Joint Filing Agreement dated October 28, 2013

Exhibit B – Power of Attorney dated October 28, 2013

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of EnerJex Resources, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 28, 2013

MONTECITO VENTURE PARTNERS, LLC
R. ATTICUS LOWE
LANCE W. HELFERT

By:	/s/ Diana Pereira
Name:	Diana Pereira
Title:	Attorney-in-fact for each of the Principals and Reporting Person

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EXHIBIT B

POWER OF ATTORNEY

BE IT KNOWN, that the undersigned Montecito Venture Partners, LLC, hereby each constitutes and appoints Diana H. Pereira, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Montecito Venture Partners, LLC, a Delaware limited liability company

Dated: October 28, 2013	By: /s/Atticus R. Lowe
Manager

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